Metropolitan Life Insurance Company

200 Park Avenue, New York, New York 10166

CERTIFICATE RIDER

Group Contract no.:

Contractholder:

Effective Date:     September 1, 2025

The certificate is changed as follows:

“Bereavement Services are included with Group Variable Universal Life (GVUL) or Group Universal Life (GUL) Insurance at no additional cost. MetLife has arranged for these services to be provided by a third-party provider, The Empathy Project, INC. These Bereavement Services are available to Beneficiaries for 12 months from the date the Beneficiary initiates services with The Empathy Project, INC.

“Certificateholder” means the person to whom a life insurance certificate is issued under the Group Contract.

The Bereavement Services includes:

•Personalized obituary writing service which can be accessed by either a mobile application, an online portal or consultation via email or telephone with the Customer Care Team.

•Creation of a personalized checklist for funeral services, estate settlement, probate tasks, applying for benefits, identity theft protection, taxes, managing accounts, property (including the home of the deceased) and assets and personal belongings. The personalized checklist will be based on answers provided by the Beneficiary including whether or not the Beneficiary is the executor/administrator of the estate. Beneficiaries can access their personalized checklist through a mobile app or online web portal. Beneficiaries can access the checklist for 12 months from the date that they activated their account.

•Access to a secure site to store documents. The secured document site is part of the digital experience and available when a beneficiary creates their account. The secured document site is accessible via a mobile app or online web portal. Beneficiaries can access the secured documents for 12 months from the date that they activated their account. Storage is limited to 500 MB.

•Grief support via an online journal, online meditations, and telephone consultations (with no limit on the length or number of calls) with the Customer Care Team. Grief support includes emotional support provided by:

•	telephone consultation;
•	email consultation; or
•	online communication through the online portal.

Emotional support provided by Care Managers includes non-clinical support which is designed to offer practical advice. Care Managers help individuals understand and manage their grief, offering compassionate listening, validation, and providing referrals for professional counseling services when more specialized or long-term support is needed. Empathy does not offer clinical therapy nor any other professional licensure services.

The Beneficiary can choose the preferred method of communication.

An online journal is an online personal repository/tool where the Beneficiary can document the grieving process/journey as a way of assuaging grief after a significant death or loss. It also includes helpful prompts and scheduling reminders. Online meditations are online exercises to help the Beneficiary meditate as a means of relaxation, relieving stress and coping with the grieving process.

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•Online tools and a Customer Care Team to assist with closing accounts including financial, social media, and monthly memberships.

•Help with clearing the Certificateholder’s property; including taking inventory and providing assistance with locating professionals such as appraisers and brokers.

•Educational materials for probate, taxes, identity theft protection, bills, and debt, which can be accessed by either a mobile application, an online portal or via email with the Customer Care Team.

Bereavement Services and more information on how to access the service is available through an online web portal, or mobile application. These services can also be accessed by contacting the Customer Care Team at 201-720-1584.

The Customer Care Team is made up of experienced professionals known as Care Managers, with backgrounds in a variety of fields, including licensed social workers, hospice nurses, psychologists, chaplains, and more, all of whom are trained to support families in matters related to the loss of a loved one.”

The Effective Date of this rider is the later of the Effective Date shown above or Your original Certificate Date shown in the Certificate Specifications.

This rider is to be attached to and made a part of the Certificate.

GCR23-04 l/bv